Exhibit 99.1

ATTUNITY ANNOUNCES
2017 ANNUAL GENERAL MEETING

Burlington, MA – November 20, 2017 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of data integration and Big Data management software solutions, announced today that its 2017 Annual General Meeting of Shareholders will be held on Wednesday, December 27, 2017, at 10:00 a.m. (Israel time), at Attunity's offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel. The record date for the meeting is November 21, 2017.

The agenda of the annual general meeting will be as follows:

1.	To re-elect Shimon Alon, Dov Biran and Dan Falk as directors of the Company;

2.	To re-elect Ms. Tali Alush-Aben as an external director of the Company for a period of three years;

3.	To approve amendments to our Compensation Policy for Executive Officers and Directors;

4.
To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company for a term of three years, and a related amendment to the Articles of Association of the Company;

5.	To approve modifications to the terms of equity-based compensation granted to our non-employee directors;

6.	To approve the terms of an annual performance bonus for 2018 to the Chairman and Chief Executive Officer of the Company;

7.	To approve the grant of equity-based compensation for 2018 to the Chairman and Chief Executive Officer of the Company;

8.	To approve the grant of a special long-term performance-based equity grant to the Chairman and Chief Executive Officer of the Company;

9.	To approve an amended form of indemnity letter to be issued by the Company in favor of its directors and officers; and

10.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and considered at the meeting.

Items 1- 10 require the approval of a simple majority of the shares voted on the matter; provided that with respect to Items 2 - 9 (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter (in Item 2, a personal interest as a result of relationship with a controlling shareholder), as such terms are defined in the Companies Law, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of Attunity’s voting power, and, with respect to Item 4, also that the shares voting in favor of such resolution include two thirds of the shares voted by shareholders who are not “controlling shareholders”. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association.

 Position Statements

In accordance with the Companies Law, position statements with respect to any of the proposals at the meeting must be delivered to the Company no later than 10 days prior to the meeting date.

Additional Information and Where to Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement along with a proxy card enabling them to indicate their vote on each matter. The proxy statement will contain important information about the various matters to be voted upon at the meeting, including the ability of eligible shareholders, holding at least 1% of our outstanding ordinary shares, to present proper proposals for inclusion in next year's annual meeting of shareholders.

The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.attunity.com or by directing the request to the Company's Investor Relations below.

If applicable, valid position statements will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above).

About Attunity

Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and, management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit  http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com